Exhibit 99.7

Execution Version

SETTLEMENT AGREEMENT

This Settlement Agreement (this “Agreement”), effective as of May 27, 2020 (the “Effective Date”), is entered into by and among MVC Capital, Inc., a Delaware corporation (the “Company”) and Wynnefield Partners Small Cap Value, L.P. I and the other persons and entities identified under that certain Wynnefield Schedule 13D (as defined below) as Reporting Persons (as defined therein) (each, a “Wynnefield Party” and collectively, the “Wynnefield Parties”). The Company and the Wynnefield Parties are collectively referred to herein as the “Parties,” and each of the Company and the collective Wynnefield Parties, a “Party.” Unless otherwise defined herein, capitalized terms shall have the meanings given to them in Section 15 herein.

WHEREAS, the Wynnefield Parties beneficially own, or exercise control or direction over, an aggregate of 1,514,379 shares of Common Stock, representing approximately 8.5% of the shares of Common Stock issued and outstanding as of the Effective Date;

WHEREAS, on January 17, 2020, the Wynnefield Parties delivered a letter to the Company with respect to the submission of a stockholder proposal (the “Proposal”) and, on April 21, 2020, April 24, 2020 and May 25, 2020, the Wynnefield Parties submitted to the Company notices of intent to present the Proposal at the 2020 annual meeting of stockholders of the Company, including, without limitation, any adjournment or postponement (the “2020 Annual Meeting”);

WHEREAS, on April 21, 2020, April 24, 2020 and May 25, 2020, the Wynnefield Parties submitted to the Company notices of intent to nominate (together, the “Stockholder Nomination”) Ron Avni, John D. Chapman and Arthur D. Lipson (Avni, Chapman and Lipson, each, a “Wynnefield Designee” and together, the “Wynnefield Designees”) as director candidates for election to the Board at the 2020 Annual Meeting; and

WHEREAS, the Company and the Wynnefield Parties wish to enter into this Agreement in order to reflect their mutual agreement with respect to the election of directors to the Board at the 2020 Annual Meeting, the Proposal and certain related matters.

NOW, THEREFORE, in consideration of the promises, representations and mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.	2020 Annual Meeting and Board Matters.

(a)          At the 2020 Annual Meeting:

(i)           nine directors will be elected to the Board;

(ii)          the Company will nominate the following slate of individuals for election as directors: Ron Avni, John D. Chapman, Phillip Goldstein, Gerald Hellerman, Douglas A. Kass, Robert Knapp, Scott D. Krase, Arthur D. Lipson and Michael Tokarz (the “2020 Nominees”); and

(iii)          no individual other than the 2020 Nominees shall be nominated for election by the Company or the Wynnefield Parties; provided, however, that the foregoing shall only restrict nominations to the Board made at the 2020 Annual Meeting.

(b)          Until the Termination Date, the Company agrees that, for so long as the Wynnefield Designees serve on the Board, the Company will cause a Wynnefield Designee to serve on each of the following standing committees of the Board: (1) the Valuation Committee, (2) the Nominating/Corporate Governance/Strategy Committee and (3) the Compensation Committee (collectively, the “Committees”); provided, however, that such Wynnefield Designee shall only be entitled to sit on an applicable committee to the extent permitted by federal securities laws or other applicable laws and stock exchange regulations and only if he meets any and all independence or other requirements under federal securities laws or other applicable laws and applicable stock exchange regulations for service on such Committees. Notwithstanding any provision herein to the contrary, prior to the Effective Date, the Board has in good faith reviewed and approved the credentials of each of the Wynnefield Designees and in the exercise of its fiduciary duties concluded that each of the Wynnefield Designees, as of the date hereof, are qualified to serve on each of the Committees in accordance with all independence or other requirements under federal securities laws or other applicable laws and applicable stock exchange regulations.

(c)          Concurrently with the execution of this Agreement, the Wynnefield Parties hereby irrevocably withdraw the Stockholder Nomination and the Proposal for presentation and consideration at the 2020 Annual Meeting or at any other meeting of stockholders of the Company prior to the Termination Date.

(d)          The Wynnefield Parties agree that each Wynnefield Party shall immediately cease all efforts, direct or indirect, in furtherance of the Stockholder Nomination and the Proposal and any related solicitation in connection with Stockholder Nomination and the Proposal, including any negative solicitation efforts relating to the 2020 Annual Meeting concerning the Company and members of the slate of nominees proposed by the Company.

(e)          The Company shall solicit, recommend, obtain proxies in favor of and otherwise support the election at the 2020 Annual Meeting of the 2020 Nominees and cause all proxies received by them to be voted in the manner specified by such proxies and, to the extent permitted under applicable law and stock exchange rules, cause all proxies for which a vote is not specified in respect of the election of directors to be voted for the 2020 Nominees. The Company and the Wynnefield Parties agree that if any proxy submitted by the Wynnefield Parties specifies a vote in favor of the election of any individual other than one of the 2020 Nominees for election as a director such vote shall be disregarded at the 2020 Annual Meeting.

(f)           The Company agrees that it shall hold the 2020 Annual Meeting no later than July 15, 2020.

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(g)          If the 2020 Annual Meeting is not held by July 15, 2020 for any reason (including, without limitation, by reason of cancellation, adjournment or postponement), the Company agrees that the Board shall take all actions necessary to (i) immediately accept the resignations of Emilio Dominianni, Warren Holtsberg and William Taylor as directors on the Board pursuant to each of the irrevocable resignation letters attached hereto as Exhibit A; (ii) immediately appoint each of the Wynnefield Designees to fill the resulting vacancies on the Board and to serve as directors on the Board as well as until the 2020 Annual Meeting and their successors are duly elected and qualified subject to the terms of this Agreement; and (iii) immediately appoint a Wynnefield Designee to each of the Committees, provided that the proviso in the first sentence of Section 1(b) shall apply to this clause (iii) mutatis mutandis.

(h)          Until the 2020 Annual Meeting, the Company agrees that it shall not amend, extend, replace or otherwise modify that certain Investment Advisory and Management Agreement between the Company and The Tokarz Group Advisers LLC.

(i)           The Board has formed a special committee of directors (the “Special Committee”), comprised of Messrs. Knapp, Krase and Tokarz, to review Extraordinary Transactions presented to the Company. The Company agrees that it will pursue and/or explore any Extraordinary Transaction (which shall include but not be limited to, executing a non-disclosure agreement, providing access to confidential information concerning the Company or any relevant subsidiary as well as making recommendations to the Board whether to proceed with and/or approve any Extraordinary Transaction) if a majority of the Special Committee approve doing so (the “Protocol”).  The Protocol shall continue and remain in effect through July 15, 2020.  The Company represents that neither the Board nor any of the members of the Special Committee have any special voting or veto rights with respect to the decision to pursue and/or explore any Extraordinary Transaction.

(j)           Until the 2020 Annual Meeting, the Company shall not enter into any definitive agreement providing for an Extraordinary Transaction, unless approved by both (i) a majority of the Board and (ii) a majority of the non-management directors.

(k)          The Company agrees that it shall hold the 2021 Annual Meeting no later than the last day of the 2021 fiscal year of the Company.

(l)           The Company shall not, and shall cause its directors, officers and other Representatives not to, prior to or at the 2020 Annual Meeting, (i) expand the size of the Board to greater than nine members, (ii) create any new class of directors of the Board, or (iii) otherwise amend the Company’s Bylaws or Certificate of Incorporation for the purpose of accomplishing any of the foregoing.

(m)         The Company agrees that, without the prior approval of a majority of the Wynnefield Designees, the Company will not take any action prior to the Termination Date to: (i) expand the size of the Board to greater than nine members, (ii) create any new class of directors of the Board, (iii) adopt an “advance notice” provision with respect to stockholder proposals or director elections, or (iv) otherwise amend the Company’s Bylaws or Certificate of Incorporation for the purpose of accomplishing any of the foregoing.

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(n)          The Wynnefield Parties represent that each of the Wynnefield Designees has agreed to serve his full term as a director of the Board; provided, however, that in the event any Wynnefield Designee is unable to serve due to death or disability, the Wynnefield Parties shall have the right to propose a replacement nominee provided that such replacement nominee is reasonably acceptable to the Company and any such replacement nominee shall be deemed to be a Wynnefield Designee for all purposes of this Agreement.

(o)          With respect to any matter and/or transaction set forth in this Agreement that is dependent on either the approval or recommendation of a majority of the Wynnefield Designees, the Company agrees that unless the Company otherwise publicly discloses that such matter and/or transaction was unanimously determined by the Board, the Company will promptly publicly disclose the determination of each of the Wynnefield Designees with regard to such matter and/or transaction.

2.	Mutual Non-Disparagement.

(a)          Subject to Section 5, each Wynnefield Party agrees that, during the Standstill Period, neither it nor any of its Representatives shall, and it shall cause each of its Representatives not to, directly or indirectly, in any way publicly criticize, disparage, call into disrepute or otherwise defame or slander, the Company or any of its former or present Representatives, or any of their respective businesses, products or services.

(b)          The Company hereby agrees that, during the Standstill Period, neither it nor any of its Representatives shall, and it shall cause each of its Representatives not to, directly or indirectly, in any way publicly criticize, disparage, call into disrepute or otherwise defame or slander, any Wynnefield Party or any of their respective Representatives, or any of their respective businesses, products or services.

(c)          Notwithstanding the foregoing, nothing in this Section 2 or elsewhere in this Agreement shall prohibit any Party from making any statement or disclosure required under the federal securities laws or other applicable laws (including to comply with any subpoena or other legal process from any governmental or regulatory authority with competent jurisdiction over the relevant Party, including without limitation official request for information, formal inquiry, or examination) or stock exchange regulations; provided, however, that, unless prohibited under applicable law and to the extent reasonably practicable, such Party shall provide written notice to the other Parties prior to making any such statement or disclosure required under the federal securities laws or other applicable laws or stock exchange regulations that would otherwise be prohibited by the provisions of this Section 2, and reasonably consider any comments of such other Party.

(d)          The limitations set forth in Sections 2(a) and 2(b) shall not prevent any Party from responding to any public statement made by the other Party of the nature described in Sections 2(a) and 2(b), if such statement by the other Party was made in breach of this Agreement. This Section 2 will not apply to any truthful statement made in connection with any action to enforce this Agreement

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3.	Releases.

(a)          As of the Effective Date, the Company, on behalf of itself and each of the Company’s Affiliates (as defined below), permanently, fully and completely releases, acquits and discharges each Wynnefield Party and each of the Wynnefield Parties’ subsidiaries, joint ventures and partnerships, successors, assigns, officers, directors, partners, members, managers, principals, predecessor entities, agents, employees, stockholders, advisors, consultants, attorneys, insurers, heirs, executors, administrators, successors and assigns of any such person or entity (in each case, and in their capacities as such) (collectively, the “Wynnefield Affiliates”), collectively, separately and severally, of and from any and all claims (including derivative claims), demands, damages, causes of action, debts, liabilities, controversies, judgments and suits of every kind and nature whatsoever, foreseen, unforeseen, known or unknown, that the Company has had, now has, or may have against the Wynnefield Parties and/or the Wynnefield Affiliates, collectively, separately and severally, at any time prior to and including the Effective Date, including (but not limited to) any and all claims arising in respect of or in connection with the nomination and election of directors to the Board, the Proposal or other actions to be taken at the 2020 Annual Meeting; provided, however, that nothing contained herein shall operate to release any obligations arising hereunder.

(b)          As of the Effective Date, each of the Wynnefield Parties, on behalf of himself or itself and each of the Wynnefield Affiliates, permanently, fully and completely releases, acquits and discharges the Company, and the Company’s subsidiaries, joint ventures and partnerships, successors, assigns, officers, directors, partners, members, managers, principals, predecessor entities, agents, employees, stockholders, advisors, consultants, attorneys, insurers, heirs, executors, administrators, successors and assigns of any such person or entity (in each case, and in their capacities as such) (collectively, the “Company’s Affiliates”), collectively, separately and severally, of and from any and all claims, demands, damages, causes of action, debts, liabilities, controversies, judgments and suits of every kind and nature whatsoever, foreseen, unforeseen, known or unknown, that the Wynnefield Parties have had, now have, or may have against the Company and/or the Company’s Affiliates, collectively, separately and severally, at any time prior to and including the Effective Date, including (but not limited to) any and all claims arising in respect of or in connection with the nomination and election of directors to the Board, the Proposal or other actions to be taken at the 2020 Annual Meeting; provided, however, that nothing contained herein shall operate to release any obligations arising hereunder.

4.            Voting. Until the Termination Date, the Wynnefield Parties shall, and shall cause each of their respective Affiliates to (i) be represented in person or by proxy at the 2020 Annual Meeting cause all shares of Common Stock that the Wynnefield Parties and their respective Affiliates beneficially own or exercise control or direction over to be counted as present for purposes of establishing a quorum, (ii) vote, or cause to be voted at the 2020 Annual Meeting, all shares of Common Stock that the Wynnefield Parties and their respective Affiliates beneficially own or exercise control or direction over on the Company’s proxy or voting instruction form in favor of (A) each of the directors nominated by the Board and recommended by the Board for election to the Board at the 2020 Annual Meeting (and not in favor of (x) any other nominees for election to the Board or (y) the removal of any such nominees), including, for greater certainty, in favor of the 2020 Nominees at the 2020 Annual Meeting and (B) each routine matter or proposal recommended for stockholder approval by the Board at the 2020 Annual Meeting and (iii) not execute any proxy or voting instruction form in respect of the 2020 Annual Meeting other than the proxy or voting instruction form being solicited by or on behalf of management of the Company; provided, however, that the Wynnefield Parties and their respective Affiliates shall have the right to vote or act by written consent in their sole discretion with respect to any (1) Extraordinary Transaction involving the Company and requiring a vote of the Company’s stockholders, (2) any other non-routine matters or proposals presented for stockholder consideration at such meeting (excluding, for the avoidance of doubt, any matter referred to in clause (A) above), and/or (3) any matters or proposals requiring a vote of the Company’s stockholders at any meeting subsequent to the 2020 Annual Meeting, in each case, for the avoidance of doubt, subject to Section 5.

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5.	Standstill.

(a)          During the Standstill Period, each Wynnefield Party shall not, and shall cause his or its Representatives not to, directly or indirectly:

(i)           seek, alone or in concert with others, (A) to call a meeting of stockholders, (B) representation on the Board, except as specifically contemplated in Section 1 of this Agreement or (C) the removal of any member of the Board;

(ii)          solicit proxies or written consents of stockholders or conduct any other type of referendum (binding or non-binding) with respect to the shares of the Common Stock, or from the holders of the shares of Common Stock, or become a “participant” (as such term is defined in Instruction 3 to Item 4 of the Schedule 14A promulgated under the Exchange Act) in or assist, encourage, advise or influence any Third Party (as defined below) in any “solicitation” of any proxy, consent or other authority (as such terms are defined under the Exchange Act) to vote any shares of Common Stock (other than any encouragement, advice or influence that is consistent with the Board’s recommendation in connection with such matter);

(iii)         (A) form or join in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any shares of Common Stock (for the avoidance of doubt, excluding any group composed solely of the Wynnefield Parties and their Affiliates), (B) grant any proxy, consent or other authority to vote with respect to any matters to be voted on by the Company’s stockholders (other than to the Wynnefield Parties and their Affiliates and the named proxies included in the Company’s proxy card for any annual meeting or special meeting of stockholders) or (C) agree to deposit or deposit any shares of Common Stock or any securities convertible or exchangeable into or exercisable for any such shares of Common Stock in any voting trust or similar arrangement (other than (x) to the Wynnefield Parties and their Affiliates or the named proxies included in the Company’s proxy card for any stockholder meeting and (y) customary brokerage accounts, margin accounts, prime brokerage accounts and the like, in each case, of the Wynnefield Parties and their Affiliates);

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(iv)         execute any written consent as a stockholder with respect to the Company or its Common Stock, except as contemplated by this Agreement;

(v)          without the approval of the Board, separately or in conjunction with any Third Party in which it is or proposes to be either a principal, partner or financing source or is acting or proposes to act as broker or agent for compensation, publicly (including in communications to the media) propose or support or effect any tender offer or exchange offer, merger, acquisition, reorganization, restructuring, recapitalization or other similar business transaction involving the Company or a material amount of the assets or businesses of the Company or actively encourage, initiate or support any other Third Party in any such activity; provided that the Wynnefield Parties shall be permitted to sell or tender their shares of Common Stock or other Voting Securities, and otherwise receive consideration, pursuant to any such transaction; and provided further that if a Third Party (not a Party or an Affiliate of a Party) commences an unsolicited tender offer or exchange offer for all of the outstanding shares of Common Stock or other Voting Securities that is recommended by the Board, then the Wynnefield Parties shall similarly be permitted to commence a tender offer or exchange offer for all of the outstanding shares of Common Stock or other Voting Securities at the same or higher consideration per share, unless the decision of the Board to recommend such Third Party unsolicited tender offer or exchange offer is supported by a majority of Wynnefield Designees serving on the Board;

(vi)         present at any annual meeting or any special meeting of the Company’s stockholders any proposal for consideration for action by the stockholders;

(vii)        seek to have the Company waive, amend or modify any provisions of the Company’s Certificate of Incorporation or Bylaws;

(viii)       make any request for stockholder list materials or other books and records of the Company under Section 220 of the Delaware General Corporation Law or make any request pursuant to Rule 14a-7 under the Exchange Act or otherwise, except as is reasonably necessary to enable the Wynnefield Parties to effect a tender offer or exchange offer permitted under Section 5(a)(v);

(ix)          institute, solicit or join, as a party, or remain as a class member in any litigation, arbitration or other proceeding against the Company or any of its current or former directors or officers (including derivative actions), other than (A) litigation by the Wynnefield Parties to enforce the provisions of this Agreement, (B) counterclaims with respect to any proceeding initiated by, or on behalf of, the Company or its Affiliates against the Wynnefield Parties or Nelson Obus and (C) the exercise of statutory appraisal rights; provided that the foregoing shall not prevent any member of the Wynnefield Parties from responding to or complying with a validly issued legal process (and the Company agrees that this Section 5(a)(ix) shall apply mutatis mutandis to the Company and its directors, officers, partners, members, employees, agents (in each case, acting in such capacity) and Affiliates with respect to the Wynnefield Parties);

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(x)           comment publicly (including in communications to the media) concerning the Company’s management, policies, strategy, operations, financial results or affairs or any transactions involving the Company or any of its subsidiaries, except (i) with respect to any Extraordinary Transaction that has not been approved by a majority of the Wynnefield Designees on the Board, (ii) with respect to the Wynnefield Parties’ commencing of a tender offer or exchange offer in accordance with Section 5(v), and (iii) as otherwise expressly permitted by this Agreement;

(xi)          sell, offer or agree to sell directly or indirectly, through swap or hedging transactions or otherwise, the securities of the Company or any rights decoupled from the underlying securities held by any of the Wynnefield Parties to any person in a private transaction (or a series of related private transactions) that is not (A) a party to this Agreement, (B) a member of the Board, (C) an officer of the Company, or (D) an Affiliate of any Party (any person not set forth in clauses (A) through (D) shall be referred to as a “Third Party”) that would result in the Wynnefield Parties selling in excess of 4.9% of the shares of Voting Securities beneficially owned by the Wynnefield Parties at such time, other than to a Third Party that agrees to be bound by the provisions of Section 5 of this Agreement during the term of this Agreement; or

(xii)         publicly disclose, except as may be required by applicable law, any request that the Company or any directors, officers, partners, members, employees, agents or Affiliates of the Company, directly or indirectly, amend or waive any provision of this Agreement (including this Section 5 (a)(xii)).

Notwithstanding anything to the contrary contained in this Section 5, none of the Wynnefield Parties nor their respective Affiliates shall be prohibited or restricted from: (A) communicating privately with the Board or any officer or director of the Company, in the manner set forth for communicating with the Company in the Company Policies, regarding any matter, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications by any of the Wynnefield Parties or their respective Affiliates, the Company or its Affiliates or any Third Party, subject in any case to any confidentiality obligations to the Company of any such director or officer and applicable law, rules or regulations; (B) taking any action necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has, or may have, jurisdiction over any Wynnefield Party, provided that a breach by such Parties of this Agreement is not the cause of the applicable requirement; (C) privately communicating to any of their potential investors or investors factual information regarding the Company, provided that such communications are subject to reasonable confidentiality obligations and are not otherwise reasonably expected to be publicly disclosed; or (D) responding to or complying with a validly issued legal process.

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(b)          The provisions of this Section 5 shall not limit in any respect the actions of any director of the Company in his or her capacity as such, recognizing that such actions are subject to such director’s fiduciary duties to the Company and its stockholders and the Company Policies. Except as otherwise provided in this Agreement, the provisions of this Section 5 shall also not prevent the Wynnefield Parties from freely voting their respective shares of Common Stock.

(c)          During the Standstill Period, each Wynnefield Party shall refrain from taking any actions which could have the effect of encouraging, assisting or influencing other stockholders of the Company or any other persons to engage in actions which, if taken by such Party, would violate this Agreement.

(d)          Anything to the contrary in this Section 5 or elsewhere in this Agreement (including Section 2) notwithstanding, the Wynnefield Parties shall not be prohibited from (i) nominating directors for election at the 2021 Annual Meeting, (ii) submitting proposals for consideration by stockholders at the 2021 Annual Meeting; (iii) soliciting proxies for the election of its director nominees or approval of its stockholder proposals at the 2021 Annual Meeting, in compliance with Regulation 14A under the Exchange Act; (iv) requesting that a proposal for consideration by stockholders at the 2021 Annual Meeting be included in the Company’s proxy materials for the 2021 Annual Meeting, in compliance with Rule 14a-8 under the Exchange Act; or (v) making any public or private communication in connection with any of the foregoing, in compliance with Rule 14a-9 and any other applicable provision of Regulation 14A under the Exchange Act. Anything to the contrary in Section 2 or elsewhere in this Agreement notwithstanding, the Company shall not be prohibited from (i) soliciting proxies in opposition to any nomination, solicitation or proposal permitted to be made by the Wynnefield Parties pursuant to this Section 5(d), in compliance with Regulation 14A under the Exchange Act or (ii) making any public or private communication in connection with the foregoing, in compliance with Rule 14a-9 and any other applicable provision of Regulation 14A under the Exchange Act.

(e)          The provisions of clauses (i) through (xii) of Section 5(a) shall cease to apply following the public announcement of an Extraordinary Transaction that has been approved by the Board and which is opposed by a majority of the Wynnefield Designees serving on the Board.

6.            Representations and Warranties of the Company. The Company represents and warrants to the Wynnefield Parties that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights and remedies of creditors and subject to general equity principles, and (c) the execution, delivery and performance of this Agreement by the Company does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, or any material agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

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7.            Representations and Warranties of the Wynnefield Parties. Each Wynnefield Party jointly and severally represents and warrants to the Company that (a) this Agreement has been duly and validly authorized, executed and delivered by such Wynnefield Party, and constitutes a valid and binding obligation and agreement of such Wynnefield Party, enforceable against such Wynnefield Party in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights and remedies of creditors and subject to general equity principles, (b) such Wynnefield Party has the appropriate entity power and authority to execute this Agreement and the signatory for such Wynnefield Party has the power and authority to execute this Agreement and any other documents or agreements entered into in connection with this Agreement on behalf of itself and the applicable Wynnefield Party associated with that signatory’s name, and to bind such Wynnefield Party to the terms hereof and thereof, and (c) the execution, delivery and performance of this Agreement by such Wynnefield Party does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound.

8.	SEC Filings; Public Statements.

(a)          No later than three (3) business days following the Effective Date, the Company shall file with the SEC a Current Report on Form 8-K reporting its entry into this Agreement and appending this Agreement as an exhibit thereto (the “Form 8-K”). The Company shall provide the Wynnefield Parties with a reasonable opportunity to review and comment on the Form 8-K prior to the filing with the SEC and consider in good faith any comments of the Wynnefield Parties.

(b)          No later than three (3) business days following the Effective Date, the Wynnefield Parties shall file with the SEC an amendment to that certain Statement of Beneficial Ownership on Schedule 13D, filed with the SEC on June 1, 2016 and amended on April 27, 2019, January 22, 2020, April 21, 2020 and April 24, 2020 (collectively, the “Wynnefield Schedule 13D”), in compliance with Section 13 of the Exchange Act reporting their entry into this Agreement and appending this Agreement as an exhibit thereto or incorporating this Agreement by reference to the Company’s Current Report on Form 8-K referred to in Section 8(a) hereof (the “Wynnefield Schedule 13D Amendment”). The Wynnefield Parties shall provide the Company with a reasonable opportunity to review and comment on the Wynnefield Schedule 13D Amendment prior to it being filed with the SEC and consider in good faith any comments of the Company.

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(c)          Promptly following the execution of this Agreement, the Company and the Wynnefield Parties shall execute a joint press release announcing the execution of this Agreement substantially in the form attached hereto as Exhibit B.

(d)          Except as otherwise provided in this Section 8, Section 2(c) and/or Section 2(d), the Company and the Wynnefield Parties shall not make any public statements related to this Agreement.

9.            Term; Termination. The term of this Agreement shall commence on the Effective Date and the obligations of the Parties shall cease:

(a)          at the option of the Company, upon a material breach by any of the Wynnefield Parties of any obligation hereunder, which has not been cured within fourteen (14) calendar days after receiving notice of such breach from the Company;

(b)          at the option of the Wynnefield Parties, upon a material breach by the Company of any obligation hereunder which has not been cured within fourteen (14) calendar days after receiving notice of such breach from the Wynnefield Parties;

(c)          at any time, upon the written consent of all Parties;

(d)          automatically at the conclusion of the 2021 Annual Meeting; or

(e)          automatically on October 31, 2021.

Termination of this Agreement shall not relieve any Party from its responsibilities in respect of any breach of this Agreement prior to such termination. Section 3 hereof shall survive termination of this Agreement indefinitely.

10.          Expenses. Not later than five (5) business days after the Effective Date, the Company shall pay to the Wynnefield Parties an aggregate amount equal to $290,000 as reimbursement for the Wynnefield Parties’ actual , documented out-of-pocket expenses incurred in connection with the Proposal and the Stockholder Nomination and the negotiation and execution of this Agreement and the transactions contemplated hereby, including, but not limited to, the preparation of related filings with the SEC and the fees and disbursements of counsel, any proxy solicitors and other advisors, and each Wynnefield Party hereby agrees that such payment shall be in full satisfaction of any claims or rights it may have as of the date hereof for reimbursement of fees, expenses or costs incurred in connection with the Proposal and the Stockholder Nomination and the negotiation and execution of this Agreement and the transactions contemplated hereby, including, but not limited to, the preparation of related filings with the SEC and the fees and disbursements of counsel, any proxy solicitors and other advisors.

11.          No Other Discussions or Arrangements. The Wynnefield Parties represent and warrant that, as of the date of this Agreement, except as specifically disclosed on the Wynnefield Schedule 13D, or as disclosed to the Company in writing prior to the Effective Date, (a) none of the Wynnefield Parties owns, of record or beneficially, any Voting Securities or any securities convertible into, or exchangeable or exercisable for, any Voting Securities and (b) none of the Wynnefield Parties have entered into, directly or indirectly, any agreements or understandings with any person (other than their own respective Representatives) with respect to any potential transaction involving the Company or the voting or disposition of any securities of the Company.

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12.          Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any jurisdiction other than those of the State of Delaware. Each Party irrevocably submits to the exclusive jurisdiction of the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any U.S. federal or state court sitting in the State of Delaware), and any appellate court thereof, for the purpose of any suit, action or other proceeding relating to or arising out of this Agreement and the transactions contemplated hereby. Each of the Parties waives any defense of inconvenient forum to the maintenance of any suit, action or proceeding so brought and waives any bond, surety or other security that might be required of any other Party with respect thereto. Each Party agrees that a final judgment in any such suit, action or proceeding brought in such court shall be conclusive and binding on it and may be enforced in any court to the jurisdiction of which it is subject by a suit upon such judgment.

13.          Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.

14.          Specific Performance. Each of the Parties acknowledges and agrees that irreparable injury to the other Parties would occur in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that each of the Parties shall be entitled to specific enforcement of, and injunctive or other equitable relief as a remedy for any such breach or to prevent any violation or threatened violation of, the terms hereof, and the other Parties will not take action, directly or indirectly, in opposition thereto on the grounds that any other remedy or relief is available at law or in equity. The Parties further agree to waive any requirement for the security or posting of any bond in connection with any such relief. The remedies available pursuant to this Section 14 shall not be deemed to be the exclusive remedies for a breach of this Agreement but shall be in addition to all other remedies available at law or equity.

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15.	Certain Definitions. As used in this Agreement:

(a)          “2021 Annual Meeting” shall mean the 2021 annual meeting of stockholders of the Company, including, without limitation, any adjournment or postponement;

(b)          “Affiliate” shall mean any “Affiliate” as defined in Rule 12b-2 promulgated by the SEC under the Exchange Act, including, for the avoidance of doubt, persons who become Affiliates subsequent to the Effective Date;

(c)          “Associate” shall mean any “Associate” as defined in Rule 12b-2 promulgated by the SEC under the Exchange Act, including, for the avoidance of doubt, persons who become Associates subsequent to the Effective Date;

(d)          “beneficial owner”, “beneficial ownership” and “beneficially own” shall have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act;

(e)          “Board” shall mean the Company’s Board of Directors;

(f)           “business day” shall mean any day other than a Saturday, Sunday or day on which the commercial banks in the State of New York are authorized or obligated to be closed by applicable law;

(g)          “Bylaws” shall mean the Eighth Amended and Restated Bylaws of the Company, as amended by Amendment No. 1 and Amendment No. 2 thereto and as may be further amended from time to time;

(h)          “Certificate of Incorporation” shall mean the Certificate of Incorporation of the Company, as amended by the Certificate of Amendment dated July 7, 2004, and as may be further amended from time to time;

(i)           a “Change of Control” transaction shall be deemed to have taken place if (i) any person is or becomes a beneficial owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the equity interests and voting power of the Company’s then-outstanding equity securities or (ii) the Company enters into a stock-for-stock transaction whereby immediately after the consummation of the transaction the Company’s stockholders retain less than fifty percent (50%) of the equity interests and voting power of the surviving entity’s then-outstanding equity securities;

(j)           “Common Stock” shall mean the common stock of the Company;

(k)          “Company Policies” shall mean the policies, processes, procedures, codes, rules, standards and guidelines applicable to members of the Board, including, but not limited to, the Company’s Corporate Governance Policy, Privacy Policy, Joint Code of Ethics, and any other policies on stock ownership, public disclosures and confidentiality;

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(l)           “Exchange Act” shall mean the Securities and Exchange Act of 1934, as amended;

(m)         “Extraordinary Transaction” shall mean any equity tender offer, equity exchange offer, merger, acquisition, business combination, or other transaction with a Third Party that, in each case, would result in a Change of Control of the Company, liquidation, dissolution or other extraordinary transaction involving a majority of its equity securities or a majority of its assets, and, for the avoidance of doubt, including any such transaction with a Third Party that is submitted for a vote of the Company’s stockholders;

(n)          “other Parties” shall mean, (i) with respect to the Company, any of the Wynnefield Parties and (ii) with respect to any of the Wynnefield Parties, the Company;

(o)          “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind, structure or nature;

(p)          “Representative” shall mean a person’s Affiliates and Associates and its and their respective directors, officers, employees, partners, members, managers, consultants, legal or other advisors, agents and other representatives; provided, that when used with respect to the Company, “Representatives” shall not include any non-executive employees;

(q)          “SEC” shall mean the Securities and Exchange Commission;

(r)           “Standstill Period” shall mean the period starting on the Effective Date and ending on the Termination Date;

(s)          “Termination Date” shall mean the earlier of (i) the day this Agreement is terminated in accordance with Section 9 hereof; (ii) the conclusion of the 2021 Annual Meeting; and (iii) October 31, 2021; and

(t)           “Voting Securities” shall mean the Common Stock and any other securities of the Company entitled to vote in the election of directors.

16.          Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by email if sent during normal business hours, and on the next business day if sent after normal business hours, unless the sender receives a bounce back or failure to deliver message notification; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties at the addresses set forth in this Section 16 (or to such other address that may be designated by a Party from time to time in accordance with this Section 16).

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If to the Company, to its address at:

MVC Capital, Inc.
287 Bowman Avenue, 2nd Floor
Purchase, New York 10577

Attention:	Secretary
Email:	jackie@ttga.com

With a copy (which shall not constitute notice) to:

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, New York 10036

Attention:	George M. Silfen, Esq.
Email:	GSilfen@KRAMERLEVIN.com

If to a Wynnefield Party, to the address at:

Wynnefield Partners Small Cap Value, L.P.

450 Seventh Avenue, Suite 509

New York, New York 10123

Attention:	Mr. Nelson Obus
Email:	nobus@wynnecap.com

With a copy (which shall not constitute notice) to:

Kane Kessler, P.C.

666 Third Avenue, 23rd Floor

New York, New York 10017

Attention:	Jeffrey S. Tullman, Esq.
Email:	jtullman@kanekessler.com

17.          Entire Agreement. This Agreement constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter. This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each Party.

18.          Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

19.          Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

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20.          Assignment. No Party may assign any of its rights or delegate any of its obligations hereunder without the prior written consent of the other Parties. No assignment or delegation shall relieve the assigning or delegating Party of any of its obligations hereunder. This Agreement is for the sole benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

21.          Waivers. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach, or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

22.          Further Assurances. Each Party agrees to take or cause to be taken such further actions, and to execute, deliver and file or cause to be executed, delivered and filed such further documents and instruments, and to obtain such consents, as may be reasonably required or requested by the other party in order to effectuate fully the purposes, terms and conditions of this Agreement.

23.          Survival. The representations and warranties, covenants and agreements contained in this Agreement shall survive the execution of this Agreement and any investigation at any time by or on behalf of the Wynnefield Parties or the Company.

24.          No Strict Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the Parties have executed this Agreement to be effective as of the Effective Date.

COMPANY:

MVC CAPITAL, INC.

By:	/s/ Michael Tokarz
Name:	Michael Tokarz
Title:	Chairman and Portfolio Manager

Signature Page to Settlement Agreement

WYNNEFIELD PARTIES:

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:	Wynnefield Capital Management, LLC,
its general partner

	By:	/s/ Nelson Obus
Name: Nelson Obus
Title: Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:	Wynnefield Capital Management, LLC,
its general partner

	By:	/s/ Nelson Obus
Name: Nelson Obus
Title: Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	Wynnefield Capital,Inc.

	By:	/s/ Nelson Obus
Name: Nelson Obus
Title: President

Signature Page to Settlement Agreement

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus
Name: Nelson Obus
Title: Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By:	/s/ Nelson Obus
Name: Nelson Obus
Title: President

WYNNEFIELD CAPITAL, INC. PROFIT SHARING & MONEY PURCHASE PLAN

By:	/s/ Nelson Obus
Name: Nelson Obus
Title: Co-Trustee

/s/ Nelson Obus
NELSON OBUS

/s/ Joshua H. Landes
JOSHUA H. LANDES

Signature Page to Settlement Agreement

EXHIBIT A

DIRECTOR RESIGNATION LETTER

May 27, 2020

MVC CAPITAL, INC.
287 Bowman Avenue
2nd Floor
Purchase, New York 10577

Ladies and Gentlemen:

Reference is made to that certain Settlement Agreement dated as of May 27, 2020 (the “Settlement Agreement”) by and among MVC Capital, Inc., a Delaware corporation (the “Company”), and the Wynnefield Parties (as defined therein).

In accordance with the terms of the Settlement Agreement, I hereby resign from my office as a director of the Company, which resignation shall be effective as of the close of business on July 15, 2020 if the Annual Meeting of Stockholders of the Company, at which the directors of the Company are actually elected, is not held on that date. This letter may be executed and delivered by electronic transmission.

Sincerely,

Name:

EXHIBIT B

MVC Capital and Wynnefield capital reach agreement

on board nominations FOR JULY 15th ANNUAL Meeting

Purchase, N.Y., May 27, 2020 – MVC Capital, Inc. (NYSE: MVC) (the “Company” or “MVC”) and Wynnefield Capital (“Wynnefield”) today announced an agreement (the “Agreement”) under which six of MVC’s current directors and three independent director candidates proposed by Wynnefield will be nominated by MVC’s Board for election at the Company’s 2020 Annual Meeting of Stockholders, currently scheduled for July 15, 2020 (“the “Annual Meeting”).

The Board will remain at its current size of nine directors. The six current directors to be nominated for reelection include Philip Goldstein, Gerald Hellerman, Douglas Kass, Robert Knapp, Scott Krase and Chairman Michael Tokarz. Current directors Emilio Dominianni, Warren Holtsberg and William Taylor will not stand for reelection. The three new nominees standing for election are Ron Avni, John Chapman and Arthur Lipson, who were previously nominated by Wynnefield.

A committee comprised of Chairman Tokarz and two independent Board members, Robert Knapp and Scott Krase, will continue to explore strategic alternatives and other value enhancing opportunities. There will be no changes to the Company’s current management agreement with The Tokarz Group Advisers LLC prior to the Annual Meeting.

Michael Tokarz, Chairman and Portfolio Manager of MVC Capital, said, “We believe the three new director nominees will make valuable contributions to the Board and thank Wynnefield for introducing us to them. MVC has recently taken actions to successfully transition to primarily yielding investments and I look forward to continuing to work with the Board to ensure MVC is on the right path for long term stockholder value creation.”

Mr. Tokarz continued, “On behalf of the Board, I thank Emilio Dominianni, Warren Holtsberg and William Taylor for their service and dedication to the Board and MVC. They have made numerous contributions to MVC during their tenures for which we are grateful.”

Nelson Obus, President of Wynnefield Capital, said, “We are pleased that MVC will support the nominations of Ron Avni, John Chapman and Arthur Lipson, for election to the Company’s Board at the upcoming Annual Meeting. Each of these individuals is highly experienced and qualified to serve the best interests of MVC’s stockholders. I am confident that they will work diligently and collaboratively with their Board colleagues to position MVC for success.”

Mr. Obus continued, “We thank Chairman Michael Tokarz, and MVC’s independent directors, for facilitating today’s settlement. While I may have had differences of opinion in regard to MVC’s business decisions, personal accusations were not intended. I have always felt Michael to be a man of integrity and appreciate his commitment to acting in the best interest of MVC and all its stockholders. I look forward to maintaining constructive dialogue with Michael, along with the Board and the management team to achieve our collective goal of value creation for stockholders.”

Wynnefield Capital is a long term stockholder of MVC, with beneficial ownership of approximately 8.5% of MVC’s outstanding common stock.

The agreement between MVC and Wynnefield, which contains certain customary standstill, voting, and other provisions, will be filed with the Securities and Exchange Commission (SEC).

Kramer Levin Naftalis & Frankel LLP provided legal counsel to MVC Capital. Kane Kessler, P.C. provided legal counsel to Wynnefield Capital.

About Ron Avni

-	20 years of extensive financial, operational and investment management experience.

-	Track record of successfully creating shareholder value within distressed companies and transforming these companies in collaboration with key stakeholders.

-	Adviser to companies on investment and business strategies.

-	Served as a portfolio manager at QVT Financial LP, a multi-billion-dollar investment firm where, among other things, he led investment activities in closed-end fund arbitrage and related special situations globally.

-	Served as senior quantitative analyst and trader at Weiss Asset Management, where he developed quantitative trading methodologies and software as well as managed a broad array of the firm’s business operations.

-	CFA® Charterholder. Received an AB in Physics, magna cum laude, from Harvard University and is enrolled in a PhD program at the University of Texas at Austin.

About John Chapman

-	Specializes in representing shareholder interests in connection with the operation and management of investment funds and ancillary assets.

-	Unique skillset, insights and qualifications to serve as a member of MVC’s Board and any of its committees.

-	Extensive legal, financial analysis and corporate governance expertise.

-	Served as the chairman, executive director, or non-executive director of a number of public companies, both domestically and globally.

-	CFA® Charterholder and member of the New York State Bar Association. Received a B.A. from Bates College and a Juris Doctorate from The University of Texas.

About Arthur Lipson

-	Served as the managing member of Western Investment LLC, specializing in investing undervalued companies, particularly closed-end funds.

-	Served as a director of Pioneer Municipal and Equity Income Trust, during which time he oversaw the elimination of a steep discount to PBF’s net asset value and the merger of PBF into Pioneer Tax Free Income Fund, an open end fund.

-	Previously headed all fixed income research for Lehman Brothers and Paine Weber, and is credited as the creator of the Kuhn Loeb Bond Indices, now known as the Bloomberg Barclay Indices.

-	Long-term shareholder of MVC.

About MVC Capital, Inc.

MVC Capital (MVC) is a business development company traded on the New York Stock Exchange that provides long-term debt and equity investment capital to fund growth, acquisitions and recapitalizations of companies in a variety of industries. For additional information about MVC, please visit MVC's website at www.mvccapital.com.

About Wynnefield Capital, Inc.

Established in 1992, Wynnefield Capital, Inc. is a value investor specializing in U.S. small cap situations that have company or industry specific catalysts.

Safe Harbor Statement and Other Disclosures

Statements included herein may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts, regarding management’s beliefs, plans and objectives about the future, as well as its assumptions and judgments concerning such beliefs included in this press release may constitute forward-looking statements and are not guarantees of future performance, condition or results and involve a number of risks and uncertainties. These statements are evidenced by terms such as “may,” “will,” “believe,” “intend,” “expect,” “estimate” and similar expressions. Examples of forward-looking statements include, among others, statements made herein regarding the strategic direction of the Company. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time to time in our filings with the Securities and Exchange Commission (the “SEC”). For a discussion of the risks and uncertainties involved, see the section of the periodic reports that the Company files with the SEC entitled “Risk Factors.” The Company undertakes no duty to update any forward-looking statement made herein to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. All forward-looking statements speak only as of the date of this press release.

MVC Contacts:

Investors:
Jackie Rothchild
MVC Capital
914.510.9400

Media:

Jeffrey Goldberger / Allison Soss
KCSA Strategic Communications
212.896.1249 / 212.896.1267

or

Matt Sherman / Andy Brimmer / Joseph Sala

Joele Frank, Wilkinson Brimmer Katcher

212.355.4449

Wynnefield Media Contact:

Daniel Yunger / Mark Semer
Kekst CNC
212.521.4800
daniel.yunger@kekstcnc.com / mark.semer@kekstcnc.com